UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Mer Telemanagement Solutions Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.03 par value

(Title of Class of Securities)

M69676 209

(CUSIP Number)

David Elliot Lazar

c/o Custodian ventures llc

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M69676 209

1	NAME OF REPORTING PERSONS Custodian Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 51,533
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 51,533
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.09%
14	TYPE OF REPORTING PERSON OO

CUSIP No. M69676 209

1	NAME OF REPORTING PERSONS ACTIVIST INVESTING LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 51,533
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 51,533
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.09%
14	TYPE OF REPORTING PERSON OO

CUSIP No. M69676 209

1	NAME OF REPORTING PERSONS David Elliot Lazar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 51,533
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 51,533
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.09%
14	TYPE OF REPORTING PERSON IN

CUSIP No. M69676 209

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the Ordinary Shares, NIS 0.03 par value (the “Shares”), of Mer Telemanagement Solutions Ltd., an Israeli corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 15 Hatidhar Street, Ra’anana 4366517, Israel.

Item 2. Identity and Background.

(a) This statement is filed by:

(i)	Custodian Ventures LLC, a Wyoming limited liability company (“Custodian”), with respect to the Shares directly owned by it; and

(ii)	Activist Investing LLC, a New York limited liability company (“Activist”), with respect to the Shares directly owned by it; and

(iii)	David Elliot Lazar, individually and as the sole member and Chief Executive Officer of Custodian and Activist.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of the Reporting Persons is 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036.

(c) The principal business of Custodian is investing in securities and engaging in all related activities and transactions. The principal occupation of Mr. Lazar is serving as Chief Executive Officer of Custodian.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lazar is a citizen of the United States of America and of Israel.

CUSIP No. M69676 209

Item 4. Purpose of Transaction.

On April 16, 2021 the Reporting Persons sold Shares in the market as set forth in Schedule A.

The Reporting Persons sold Shares after the announcement of the merger agreement with SharpLink, Inc. (“SharpLink”) due to significant concerns with respect to Alpha Capital Anstalt’s (“Alpha”) possible ties to, and personal interest in, SharpLink. The Reporting Persons intend to investigate Alpha’s involvement in the merger agreement with SharpLink and whether the Issuer’s Board breached its fiduciary duties to shareholders by failing to conduct a fair process, including the dilution to the Issuer’s shareholders.

The Reporting Persons will vote for the removal of the Issuer’s current Board members in the extraordinary general meeting of the Issuer scheduled for May 5, 2021.

CUSIP No. M69676 209

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,734,323 Shares outstanding, which is the total number of Shares outstanding as of April 14, 2021, as published by the Issuer.

A.	Custodian Ventures LLC

(a)	As of the close of business on April 16, 2021, Custodian directly beneficially owned 51,533 Shares.

Percentage: Approximately 1.09%

(b)

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 51,533
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 51,533

(c)	The transactions in the Shares by Custodian since the filing of the 13D/A5 by Custodian on April 9, 2021 are set forth in Schedule A.

B.	Activist Investing LLC

(a)	As of the close of business on April 16, 2021, Activist directly beneficially owned 51,533 Shares.

Percentage: Approximately 1.09%

(b)

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 51,533
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 51,533

(c)	The transactions in the Shares by Activist since the filing of the 13D/A5 by Custodian on April 9, 2021 are set forth in Schedule A.

CUSIP No. M69676 209

C.	Mr. Lazar

(a)	Mr. Lazar, as the sole member and Chief Executive Officer of Custodian and Activist, may be deemed the beneficial owner of the 51,533 Shares owned by Custodian, Activist and him individually.

Percentage: Approximately 1.09%

(b)

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 51,533
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 51,533

(c)	The transactions in the Shares by Mr. Lazar since the filing of the 13D/A5 by Custodian on April 9, 2021 are set forth in Schedule A.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 20, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Custodian Ventures LLC, Activist Investing LLC and David Elliot Lazar, dated April 20, 2021.

CUSIP No. M69676 209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2021

CUSTODIAN VENTURES LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

/s/ David Elliot Lazar
David Elliot Lazar

Schedule A

Date	Transaction	Quantity	Price per share ($)
April 16, 2021	Sale	5704	4.39
April 16, 2021	Sale	10000	4.4422
April 16, 2021	Sale	10000	4.3806
April 16, 2021	Sale	10000	4.3752
April 16, 2021	Sale	10000	4.3906
April 16, 2021	Sale	10000	4.3817
April 16, 2021	Sale	10000	4.37
April 16, 2021	Sale	10000	4.4333
April 16, 2021	Sale	10000	4.5
April 16, 2021	Sale	10000	4.5213
April 16, 2021	Sale	10000	4.5387
April 16, 2021	Sale	10000	4.5385
April 16, 2021	Sale	10000	4.4803
April 16, 2021	Sale	10000	4.4981
April 16, 2021	Sale	10000	4.57
April 16, 2021	Sale	10000	4.6115
April 16, 2021	Sale	10000	4.6374
April 16, 2021	Sale	10000	4.903
April 16, 2021	Sale	10000	4.8982
April 16, 2021	Sale	10000	4.9045
April 16, 2021	Sale	10000	4.9014
April 16, 2021	Sale	10000	4.9583
April 16, 2021	Sale	10000	4.8716
April 16, 2021	Sale	10000	4.805
April 16, 2021	Sale	90000	4.7809
April 16, 2021	Sale	12140	4.4071
April 16, 2021	Sale	10000	4.4239
April 16, 2021	Sale	10000	4.4121
April 16, 2021	Sale	10000	4.4
April 16, 2021	Sale	10000	4.36
April 16, 2021	Sale	10000	4.3649
April 16, 2021	Sale	10000	4.4214
April 16, 2021	Sale	10000	4.42
April 16, 2021	Sale	10000	4.4646
April 16, 2021	Sale	20000	4.73
April 16, 2021	Sale	9000	4.3701
April 16, 2021	Sale	10000	4.4121
April 16, 2021	Sale	10000	4.419
April 16, 2021	Sale	10000	4.4262
April 16, 2021	Sale	10000	4.4131
April 16, 2021	Sale	10000	4.41
April 16, 2021	Sale	10000	4.4227
April 16, 2021	Sale	10000	4.4139
April 16, 2021	Sale	10000	4.4376
April 16, 2021	Sale	10000	4.4207
April 16, 2021	Sale	10000	4.3839
April 16, 2021	Sale	10000	4.3516
April 16, 2021	Sale	10000	4.38
April 16, 2021	Sale	10000	4.4007
April 16, 2021	Sale	7500	4.389